UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

30041R108

(CUSIP Number)

May 2, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 30041R108

1.	Names of Reporting Persons. Divisadero Street Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,867,885
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,867,885

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,885

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IA, PN

2

CUSIP No. 30041R108

1.	Names of Reporting Persons. William Zolezzi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,867,885
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,867,885

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,885

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN, HC

3

CUSIP No. 30041R108

1.	Names of Reporting Persons. Divisadero Street Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,867,885
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,867,885

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,885

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) PN

4

CUSIP No. 30041R108

1.	Names of Reporting Persons. Divisadero Street Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,867,885
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,867,885

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,885

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) HC, OO

5

CUSIP No. 30041R108

Item 1.

(a)	Name of Issuer EverQuote, Inc.

(b)	Address of Issuer's Principal Executive Offices 210 Broadway, Cambridge, MA 02139

Item 2.

(a)	The names of the persons filing this statement are:

Divisadero Street Capital Management, LP (“Divisadero”), Divisadero Street Partners, L.P. (“Divisadero Partners”), Divisadero Street Partners GP, LLC (the “General Partner”) and William Zolezzi (the “Filers”)

Divisadero is the investment adviser to private investment funds, including Divisadero Partners (collectively, the “Funds”), and the General Partner is the general partner of the Funds. Mr. Zolezzi is the control person of Divisadero and the General Partner. The Filers are filing this statement jointly, but not as members of a group. Each Filer expressly disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein. The filing of this Schedule 13G on behalf of Divisadero Partners should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

(b)	The principal business office of the Filers is located at: 3350 Virginia Street, 2nd Floor, Miami, FL 33133

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to Class A Common Stock, $0.001 par value of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 30041R108
6

CUSIP No. 30041R108
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). As to Divisadero

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) As to Mr. Zolezzi

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page.

The percentages reported in this Schedule 13G are based on 27,384,243 shares of the Issuer’s Class A Common Stock outstanding as of April 10, 2023, as reported in the Definitive Proxy Statement filed by the Issuer on April 28, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Divisadero is the investment adviser to the Funds, and the General Partner is the general partner of the Funds. The Funds hold the Stock for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Certification of Divisadero, the General Partner and Mr. Zolezzi:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certification of Divisadero Partners:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

7

CUSIP No. 30041R108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2023

Divisadero Street Capital Management, LP By: Divisadero Street Capital LLC its General Partner By:/s/ William Zolezzi William Zolezzi, Manager	Divisadero Street Partners, L.P. By: Divisadero Street Partners GP, LLC its General Partner By:/s/ William Zolezzi William Zolezzi, Manager
Divisadero Street Partners GP, LLC By:/s/ William Zolezzi William Zolezzi, Manager	/s/ William Zolezzi William Zolezzi

8

CUSIP No. 30041R108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Divisadero Street Capital Management, LP, as the undersigned’s true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 31, 2023

Divisadero Street Capital Management, LP By: Divisadero Street Capital LLC its General Partner By: /s/ William Zolezzi William Zolezzi, Manager	Divisadero Street Partners, L.P. By: Divisadero Street Partners GP, LLC its General Partner By: /s/ William Zolezzi William Zolezzi, Manager
Divisadero Street Partners GP, LLC By: /s/ William Zolezzi William Zolezzi, Manager	/s/ William Zolezzi William Zolezzi